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                                                                   EXHIBIT 9.1.1

                                ARTISAN (UK) PLC

                                                                 28th March 2002
Stratus Services Group, Inc
500 Craig Road, Suite 201
Manalapan, NJ 07726
USA

Dear Sirs:

VOTING PROXY FOR SERIES C PREFERRED SHARES IN ACCORDANCE WITH SUBSCRIPTION AGREEMENT

In connection with a certain Subscription Agreement between Stratus Services Group, Inc. ("Stratus") and Artisan (UK) plc ("Artisan"), of even date herewith, we agree that for the period of two (2) years from the date of this letter all voting rights attaching to the Series C Preferred Shares purchased by Artisan pursuant to the terms of the Subscription Agreement shall be exercisable by Mr Joseph J. Raymond, Sr. as our proxy provided that he shall continue during that period to be the Chairman of the Board of Directors of Stratus. Subject to stockholder approval with respect to the Subscription (as defined in the Subscription Agreement), each Series C Preferred Share shall be convertible at the Conversion Price of $0.75 per share, into Stratus Common Shares and said shares underlying the conversion shall be registered in accordance with "Schedule 2 Registration Rights" of the Subscription Agreement. In addition, Sections 5 and 7-22 of the Subscription Agreement are incorporated herein, mutates mutandis.

Our obligations under this letter shall be conditional on your delivering to us (or to our agent, as above) not later than 5:00pm (New York time) on Thursday, March 28, 2002:

1. an opinion signed by Counsel satisfactory to us and in a form satisfactory to us as to the due incorporation, good standing and such other matters relating to Stratus and the due execution of this letter of agreement and the allotment and issue of the Series C Preferred convertible shares as we may require;

2. certified copies of the constitutional documents of Stratus and of the documents constituting the Series C Preferred convertible shares;

3. a certified copy of the minutes of the meeting of the Board of Stratus approving this letter of agreement;

4.        the duplicate of this letter duly executed on your behalf.

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Please confirm your agreement to the above terms by signing and returning to us the enclosed duplicate of this letter, which will then constitute an agreement which will be legally binding on each of us. The agreement is to be in all respects governed by and interpreted in accordance with the laws of England and both you and we agree to the non-exclusive jurisdiction of the Courts of England.

Yours faithfully

/s/ Stephen Dean


ARTISAN (UK) PLC


On duplicate:


We accept and agree to be bound by the terms set out in the letter of which this is a duplicate.


Signed  /s/ Joseph J. Raymond                              Dated: March 28, 2002
       ----------------------------------------
Duly authorised for and on behalf of Stratus
 Services Group, Inc.


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